Hilton Group plc

RECEIVED

2004 NOV -2 A 9:45

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

04045867

COMPANIES ACT 1985 ("THE ACT")

DISCLOSURE OF INTERESTS IN SHARES

HILTON GROUP PLC ("THE COMPANY") RECEIVED NOTIFICATION TODAY, PURSUANT TO PART VI OF THE ACT, FROM FIDELITY INVESTMENTS ("FIDELITY") THAT THE INTERESTS ON 20 OCTOBER 2004 OF FMR CORP AND ITS DIRECT AND INDIRECT SUBSIDIARIES, FIDELITY INTERNATIONAL LIMITED ("FIL") AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND MR E C JOHNSON (A PRINCIPAL SHAREHOLDER OF FMR CORP AND FIL) HAVE INCREASED TO 222,053,585 ORDINARY SHARES OF 10P EACH OF THE COMPANY, WHICH INTERESTS REPRESENTED 14% OF THE ISSUED SHARE CAPITAL OF THE COMPANY.

FIDELITY HAVE ADVISED THAT THE REGISTERED HOLDERS AND NUMBER OF SHARES HELD BY EACH OF THEM ARE AS FOLLOWS:-

	SHARES
BANK OF NEW YORK BRUSSELS TOTAL	2,544,900
BANK OF NEW YORK LONDON TOTAL	18,718,749
BANK OF NEW YORK BRUSSELS TOTAL	354,700
BROWN BROTHERS HARRIMAN TOTAL	406,931
BROWN BROTHERS HARRIMAN LTD, LUX TOTAL	7,000
CHASE MANHATTAN BANK AG FRANKFURT TOTAL	385,048
CHASE MANHATTAN BANK LONDON TOTAL	11,176,088
CHASE NOMINEES LTD TOTAL	5,854,139
CITIBANK TOTAL	877,271
DEUTCHE BANK TOTAL	242,552

dlw 11/3

PROCESSED

NOV 03 2004

THOMSON FINANCIAL

DEUTSCHE TOTAL	176,000
DEUTSCHE BANK TOTAL	1,203,776
DEUTSCHE BANK AG, LONDON TOTAL	123,900
DEXIA PRIVATBANK (SCHWEIZ) TOTAL	23,600
HSBC CLIENT HOLDINGS NOMINEE (UK) LIMITED TOTAL	34,572,047
JP MORGAN TOTAL	6,696,846
MELLON BANK TOTAL	1,021,079
MELLON NOMINEES LTD TOTAL	193,600
MORGAN STANLEY TOTAL	1,213,100
MSS NOMINEES LTD TOTAL	2,120,847
NATIONAL AUSTRALIA BANK TOTAL	36,800
NORTHERN TRUST TOTAL	8,837,922
NORTHERN TRUST LONDON TOTAL	1,110,250
NORTRUST NOMINEES LTD TOTAL	2,313,000
NORTRUST NOMINEES LTD TOTAL	173,700
NORTHERN TRUST LONDON TOTAL	537,214
STATE STREET BANK & TRUST TOTAL	812,100
STATE STREET HONG KONG TRUST	50,700
STATE STREET NOMINEES LTD TOTAL	2,467,500
CHASE MANHATTAN BANK LONDON TOTAL	50,963,786
CHASE NOMINEES LTD TOTAL	4,794,767

CHASE NOMINEES LIMITED TOTAL	26,620,783
HSBC TOTAL	10,716,869
JP MORGAN CHASE TOTAL	1,838,370
STATE STREET BANK & TRUST COMPANY TOTAL	72,200
STATE STREET NOMINEES LIMITED TOTAL	5,911,130
BANK OF NEW YORK TOTAL	197,700
BANK OF NEW YORK – EUROPE TOTAL	192,700
BROWN BROTHERS HARRIMAN TOTAL	230,800
JP MORGAN CHASE TOTAL	469,700
LLOYDS BANK NOMINEES LIMITED TOTAL	2,342,100
NORTHERN TRUST TOTAL	928,100
NORTRUST NOMINEES TOTAL	26,298
STATE STREET BANK & TRUST TOTAL	798,951
STATE STREET NOMINEES LTD TOTAL	507,088
BANK OF NEW YORK LONDON TOTAL	1,984,300
BANKERS TRUST TOTAL	1,291,400
BBH TOTAL	2,450
CHASE NOMINEES LTD TOTAL	3,844,806
CITIBANK TOTAL	1,087,200
DEUTSCHE BANK TOTAL	142,800
HSBC TOTAL	367,600

HSBC CLIENT HOLDINGS NOMINEE (UK) LIMITED TOTAL	508,000
MELLON NOMINEES LTD TOTAL	951,800
NORTHERN TRUST TOTAL	1,010,528
TOTAL	222,053,585